SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. Public Company CNPJ MF 02.558.074/0001-73 - NIRE 35.3.001.587-92	TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP Public Company CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

ANNOUNCEMENT

In compliance with Official Letters CVM/SEP/GEA-2/nº154/2011 and 155/2011  addressed respectively to Vivo Participações S.A. and Telecomunicações de São Paulo S.A. – Telesp (“Companies”), we hereby announce that as referred to in the Material Fact disclosed on March 25, 2011, the Brazilian Telecommunications Agency – ANATEL has given prior consent to the corporate reorganization involving the Companies at session of March 24, 2011, and the resolution passed approving such reorganization was published in the Official Gazette edition of April 11 2011. Such Resolution (ACT nº 1,970, of April 1, 2011), which in its Annex the conditions for such consent, the content of which is reproduced below in its entirety:

“ACT No- 1,970, of APRIL 1, 2011

THE BOARD OF GOVERNORS OF THE BRAZILIAN TELECOMMUNICATIONS AGENCY, in discharge of the powers conferred thereon in article 19 of Law No. 9472 of July 16, 1997 and article 16 of the Regulation of the Brazilian Telecommunications Agency, approved by Decree No. 2338 of October 7, 1997, CONSIDERING the provisions of Law 9472/97 - LGT  and  the Regulation for Determining Control and Transfer of Control over Telecommunications  Utility Companies approved by Resolution No. 101, of February 4, 1999; CONSIDERING the provisions of article 9 of PGA-SMP, under the Concession Agreement and article 39 of the Rules of the Multimedia Communications Services;  CONSIDERING that the Agency may lay down restrictions, limits or conditions applicable to companies or corporate groups for obtaining and transferring concessions, permits and authorizations, in order to equitably distribute the benefits from the transaction among its participants and to the society; CONSIDERING that the arguments set out in Report nº 75/2011- PVCPC/PBCPD/PVCP/PBCP/SPV/SPB, of January 26, 2011, and Opinion nº 271/2011-PGF/PFE/MBH/Anatel, of March 22 2011, as well as the information contained in the records of the Administrative Proceedings nº 53500.000194/2011; CONSIDERING the undertakings offered by the companies, indicated in response filed with this Agency under nº 53500.005015/2011; of March 24, 2011, as well as the reasons and rationale submitted  in Analysis nº 221/2011-GCJV, of March 18, 2011, resolves as follows:
Article 1 Before issuing its prior consent to the corporate change resulting from the internal reorganization to take place within the Telefónica Group, involving VIVO PARTICIPAÇÕES S/A, registered with the Brazilian Directory of Legal Entities under   nº
02.558.074/0001-73, controlled by VIVO S/A, registered with the Brazilian Directory of Legal Entities under sob nº 02.449.992/0001-64, involving additionally TELECOMUNICAÇÕES DE SÃO PAULO S/A - TELESP, registered with the Brazilian Directory of Legal Entities under nº 02.558.157/0001-62, as requested by the companies.
Sole Paragraph. The consent referred to in the main section of this article is contingent upon full compliance with the conditions included in Annex to this Act.
Article 2 The consent referred to in article 1 of this Act does not exempt the applicant from the compliance with the obligations to other entities, as required for the successful outcome of this operation.
Article 3 Failure to comply with any of the conditions contained in this Act and its Annex shall result in administrative or judicial sanction imposable on the companies, without prejudice to any revocation of the operation subject matter hereof.
Article 4 This consent takes effect on the date of its publication.
RONALDO MOTA SARDENBERG
Chairman of the Board

ANNEX
CONDITIONS OF THE CONSENT ACT
Vivo Participações S/A, registered with the Brazilian Directory of Legal Entities under nº
02.558.074/0001-73, collectively with the other telecommunication service providers in the same economic group, hereinafter referred to as "VIVO", and Telecomunicações de São Paulo S/A - TELESP, hereinafter referred to as "TELESP", registered with the Brazilian Directory of Legal Entities under  nº 02.558.157/0001-62, undertake to satisfy the following conditions:
1. Implementing ADSL access
1.1.By December 31, 2012, TELESP shall implement 400,000 (four hundred thousand) additional accesses to its ADSL plant.
1.1.1. For the purpose of calculating and enforcing the obligation, the ADSL access numbers contained in the TELESP plant as of 31 December 2010 will be initially considered.
1.1.2. TELESP shall submit to Anatel, semiannually, a detailed report indicating the number of accesses and respective municipalities in which such were implemented.
2. As to the implementation of the Fiber-to-the-Home (FTTH) technology
2.1. TELESP shall install, by December 31, 2012, the Fiber-to-the-Home (FTTH) Fiber Optic technology in at least 70,000 (seventy thousand) households.
2.1.1. In order to calculate and enforce the obligation the numbers of households with Fiber-to-the-Home (FTTH) optical fiber technology contained at TELESP plant as of December 31, 2010 will be initially considered.
2.1.2. TELESP shall submit to Anatel, semiannually, detailed report indicating the number of households and the respective municipalities in such technology has been installed.
3. Consolidating the Innovation Center
3.1. TELESP shall consolidate the Telefonica Group's Innovation Centre in Brazil by December 31, 2011.
3.1.1. Included in the activities anticipated to be carried out by said Innovation Centre, is the local promotion of new Research and Development initiatives, preferably using domestic labor and technology.
3.1.2. TELESP shall submit to Anatel, semiannually, detailed report indicating the promotion activities carried out by such Innovation Center.
4. As to expansion of the 3G Personal Mobile Service coverage
4.1. VIVO shall provide the 3G Personal Mobile Service coverage, by December 31, 2012, to at least  150 (one hundred and fifty) new municipalities.
4.1.1. For the purpose of calculating and enforcing the obligation the number of municipalities contained in the VIVO plant served by 3G technology as of December 31, 2011 will be initially considered, and the conditions laid down under the Prior Consent Act nº 6235, of September 27, 2010, in the records of Proceedings nº 53500.018772/2010, the obligations contained in the previous Public Notices as well as 2,832 municipalities as contained in company’s previous coverage projects.
4.1.2. shall submit, within 10 (ten) days after publication of the Prior Consent Act, detailed schedule including a list of municipalities to be served by this condition and dates expansions are expected to take place of the networks and initial service provision within the municipalities subject matter of this condition.
4.1.3. VIVO shall submit to Anatel, semiannually, report indicating the municipalities listed in this instrument.
5. Connection and maintenance of Internet access to rural schools with 3G technology
5.1. VIVO shall make Internet access available, where technically viable, obtain quality connection is viable through mobile platform, to 100 (one hundred) rural schools located within its service area with its 3G network by December 31, 2012.
5.1.1. In addition, VIVO shall offer to each rural school, 2 (two) computers with updated technologic configuration.
5.1.2. Connection and maintenance of Internet access with 3G technology, as well as the computers, infrastructure and all other obligations related to the compliance with this obligation shall incumbent on VIVO.
5.1.3. VIVO shall submit to Anatel, semiannually, report indicating the rural schools where 3G Internet access has been effectively implemented, as provided herein, as well as the configuration of computers offered and the average 3G speed available.
5.1.4. VIVO shall ensure rural schools referred to in the main section, availability of Internet Connection Service Provider (PSCI) of its economic group.
5.1.5. VIVO shall communicate the other Internet Connection Service Providers (PSCI) operating in the region of the provision of Internet access service to rural schools, ensuring rural schools will have freedom to choose the PSCI to use.
6. Final Provisions
6.1. The obligations under this Prior Consent Act do not exclude and mistake with other obligations of coverage, service offer, universality, quality and expansion of network, provided in the relevant regulatory rules, laws or in public notices related to the offer radio broadcast by Anatel.
6.2. VIVO may, at any time, request submission of records and reports to monitor compliance with the obligations in this Annex.
6.3. Failure to comply with the obligations contained in this Annex shall subject the companies to penalties provided in the law, including possible revocation of the operation consented to herein.”

Cristiane Barretto Sales Investor Relations Officer Vivo Participações S.A. VIVO – Investor Relations Tel: +55 11 7420-1172 Email: ir@vivo.com.br Information available at: www.vivo.com.br/ir

Gilmar Roberto Pereira Camurra
Investor Relations Officer
 Telecomunicações de São Paulo S.A. – Telesp
Telesp –  Investor Relations
Tel: +55 11 3549 7200
Email: ri.telefonicabr@telefonica.com.br
Information available at: www.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2011

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.